UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

   Nexar Technologies, Inc.
(Name of Issuer)

   Common Stock, $.01__par value per share
(Title of Class of Securities)

65332P 10 6
(CUSIP Number)

Brian W. Pusch, Esq.
Law Offices of Brian W Pusch
Penthouse Suite
29 West 57th Street
New York, New York 10019
   (212) 980-0408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            January 8, 1998
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65332P 10 6
	1)	Name of Reporting Persons: Advantage Fund Limited

		S.S. or I.R.S. Identification Nos. of Above Persons:  None
	2)	Check the Appropriate Box if a Member of a Group (see
			Instructions)
		(a)
		(b)
	3)	SEC Use Only
	4)	Source of Funds (See Instructions): WC
	5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to 		Items 2(d) or 2(e):
	6)	Citizenship or Place of Organization:    British Virgin
Islands
Number of	(7) Sole Voting Power:
Shares Bene- 	(8) Shared Voting Power:	674,000
ficially	(9) Sole Dispositive Power:
Owned by	(10) Shared Dispositive Power:	674,000
Each Reporting
Person With
	11)	Aggregate Amount Beneficially Owned by Each Reporting
Person:
                 674,000
	12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares 		(See Instruction):
	13)	Percent of Class Represented by Amount in Row (11):    7.2%
	14)	Type of Reporting Person (See Instructions):   CO

CUSIP No. 65332P 10 6
	1)	Name of Reporting Persons: Genesee International, Inc.

		S.S. or I.R.S. Identification Nos. of Above Persons:
	2)	Check the Appropriate Box if a Member of a Group (see
			Instructions)
		(a)
		(b)
	3)	SEC Use Only
	4)	Source of Funds (See Instructions):  N/A
	5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to 		Items 2(d) or 2(e):
	6)	Citizenship or Place of Organization:    Delaware
Number of	(7) Sole Voting Power:
Shares Bene- 	(8) Shared Voting Power:	674,000
ficially	(9) Sole Dispositive Power:
Owned by	(10) Shared Dispositive Power:	674,000
Each Reporting
Person With
	11)	Aggregate Amount Beneficially Owned by Each Reporting
Person:
                 674,000
	12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares 		(See Instruction):
	13)	Percent of Class Represented by Amount in Row (11):    7.2%
	14)	Type of Reporting Person (See Instructions):   CO

CUSIP No. 65332P 10 6
	1)	Name of Reporting Persons: Donald R. Morken

		S.S. or I.R.S. Identification Nos. of Above Persons:
	2)	Check the Appropriate Box if a Member of a Group (see
			Instructions)
		(a)
		(b)
	3)	SEC Use Only
	4)	Source of Funds (See Instructions):  N/A
	5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to 		Items 2(d) or 2(e):
	6)	Citizenship or Place of Organization:    United States
Number of	(7) Sole Voting Power:
Shares Bene- 	(8) Shared Voting Power:		674,000
ficially	(9) Sole Dispositive Power:
Owned by	(10) Shared Dispositive Power:	674,000
Each Reporting
Person With
	11)	Aggregate Amount Beneficially Owned by Each Reporting
Person:
                 674,000
	12)	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares 		(See Instruction):
	13)	Percent of Class Represented by Amount in Row (11):    7.2%
	14)	Type of Reporting Person (See Instructions):   IN

SCHEDULE 13D

Item 1.	Security and Issuer.

		This Statement relates to the Common Stock, $.01 par value ("Common Stock"), of Nexar Technologies, Inc. a Delaware corporation
(the "Issuer"). The Issuer's principal executive offices are located at 182 Turnpike Road, Westborough, Massachusetts 01581.


Item 2.	Identity and Background.

		(a)	This Statement is being filed on behalf of Advantage
Fund Limited, a British Virgin Islands corporation (the "Fund"), Genesee International, Inc., a Delaware corporation ("Genesee"), and Donald R. Morken ("Mr. Morken"). The foregoing persons are hereinafter sometimes collectively referred to as "Reporting Persons." Information as to each Reporting Person set forth in this Statement has been provided by such Reporting Person.

		Set forth below is certain information with respect to each of the Reporting Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

	(1)	The Fund.  The executive officers and directors of the
Fund are:

	Name	Title

A.P. de Groot                       President

J.M.S. Verhooren                    Vice President

Trust Company of Willemstad NV      Treasurer

Inter Caribbean Services Ltd.       Secretary; Director

Donald R. Morken                    Director

Tortola Corporation Company Ltd.    Director

	The Fund's principal business is serving as a privately held investment fund engaged in securities investing and trading. The present principal occupation and employment of Messrs. de Groot and Verhooren is Senior Account Manager and Managing Director, respectively, of CITCO Fund Services (Curacao) N.V., whose principal business is fund administration, and whose business address is Kaya Flamboyan 9, Curacao, Netherlands Antilles. Each of such natural persons is a citizen of The Netherlands. The present principal occupation and employment of Mr. Morken is serving as an officer or the general partner of the following entities which provide investment management services to various investment funds: Genesee; MCM Partners, a Washington limited partnership ("MCM"); and DRE Partners, a Washington limited partnership ("DRE"). Mr. Morken is a citizen of the United
States.

	The business address of the Fund and Messrs. de Groot and Verhooren is c/o CITCO, Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of each of Mr. Morken, MCM and DRE is 10500 N.E. 8th Street, Suite 1920, Bellevue, Washington 98004-4332.

	Trust Company of Willemstad NV is a Netherlands corporation, its principal business is providing business administrative services, and its business address is Kaya Flamboyan 9, Curacao, Netherlands Antilles. Inter Caribbean Services Ltd. is a British Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Tortola Corporation Company Ltd. is a British Virgin Islands corporation, its principal business is providing business administrative services, and its business address is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

	(2)	Genesee.  The executive officers and directors of
Genesee are:

	Name	Title

Donald R. Morken     President and Treasurer;
                     Director

Sonya A. Prata       Vice President and
                     Secretary;
                     Director

	Genesee's principal business is serving as investment manager for the Fund and other investment funds. The present principal occupation, employment and citizenship of Mr. Morken is stated in Item 2(a)(1). The present principal occupation of Sonya
A. Prata ("Ms. Prata") is as a student. Ms. Prata is a citizen of the United States.

	The business address of Genesee is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.
The business address of Mr. Morken is stated in Item 2(a)(1). The residence address of Ms. Prata is 15906 136th Avenue East,
Puyallup, Washington 98374.

	(3)	Mr. Morken.  Mr. Morken is the President, a director
and the controlling stockholder of Genesee.  His daughter, Ms.
Prata, is the only other stockholder of Genesee. Other information with respect to Mr. Morken is set forth in Items
2(a)(1) and 2(a)(2).

		(b)	During the last five years, none of the persons listed
in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

		(c)	During the last five years, none of the persons listed
in Item 2(a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

		The 674,000 shares (the "Shares") of Common Stock reported as beneficially owned by the Reporting Persons in this Statement were purchased by the Fund for cash consideration in two separate private placement transactions. On January 24, 1997, 174,000 of the Shares were purchased by the Fund for $1,740,000 as part of a purchase by the Fund from Palomar Electronics Corporation, a Delaware corporation ("Palomar Electronics"), of 200,000 shares of Common Stock. On January 8, 1998, 500,000 of the Shares were purchased by the Fund for $2,000,000 from Palomar Medical Technologies, Inc., a Delaware corporation affiliated with Palomar Electronics. The source of funds used to purchase the Shares was from the working capital of the Fund.


Item 4.	Purpose of Transaction.

		The Fund acquired and sold the shares of Common Stock reported in Item 5 as part of its securities investing and trading activities. The Fund may acquire additional shares of Common Stock or sell such shares at any time or from time to time. Subject to the foregoing, none of the Reporting Persons has plans or proposals which relate to or would result in:

		(a)	The acquisition by any person of additional securities
of the Issuer, or the disposition of securities of the Issuer;

		(b)	An extraordinary corporate transaction, such as a
merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

		(c)	A sale or transfer of a material amount of assets of
the Issuer or any of its subsidiaries;

		(d)	Any change in the present board of directors or
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board of directors of the Issuer;

		(e)	Any material change in the present capitalization or
dividend policy of the Issuer;

		(f)	Any other material change to the Issuer's business or
corporate structure;

		(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

		(h)	Causing a class of securities of the Issuer to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

		(i)	A class of equity securities of the Issuer becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

		(j)	Any action similar to those enumerated above.


Item 5.	Interest in Securities of the Issuer.

		(a)	As of the date of this Statement, the Fund is the
direct beneficial owner of all 674,000 Shares. The Shares represent approximately 7.2% of the outstanding shares* of Common Stock.

		(b)	Genesee, in its capacity as investment manager for the
Fund, shares with the Fund the power to direct the disposition and direct the vote of the Shares owned directly by the Fund. Mr. Morken, by reason of his position as the President and Treasurer, a director and the controlling stockholder of Genesee, may be deemed to indirectly share the power to direct the disposition and direct the vote of the Shares. Except as described in Item 5(a) and in this Item 5(b), no other person identified in Item 2(a) has or shares the power to dispose or the power to vote the Shares.

		(c)	Exhibit 1 hereto describes transactions in the
shares of Common Stock effected during the past 60 days by the Fund. Except as set forth in Item 3 and on Exhibit 1 to this Statement, there have been no transactions in shares of Common Stock by any of the persons identified in Item 2(a) during the past 60 days.

		(d)	No other person is known to have the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Fund.

--------------
* 9,340,780 shares of Common Stock were reported as outstanding as of November 11, 1997 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.


Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

		There exist no contracts, arrangements, understandings or relationships between any of the persons identified in Item 2(a) and any other person with respect to the securities of the Issuer.


Item 7.	Material to be Filed as Exhibits.

		The following are filed herewith as Exhibits to this
Statement:

Exhibit No.

1.	Information concerning transactions in the Common Stock
affected by the Fund in the past 60 days.

2.	Joint Filing Agreement, dated January 20, 1998, among the
Reporting Persons.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 1998

                 ADVANTAGE FUND LIMITED



                 By:   /s/ A.P. de Groot
                     Name:  A.P. de Groot
                     Title:  President



                 GENESEE INTERNATIONAL, INC.



                 By:  /s/ Donald R. Morken
                     Name:  Donald R. Morken
                     Title:  President



                 /s/ Donald R. Morken
                    Donald R. Morken

Exhibit 1

The following table sets forth certain information concerning the shares of Common Stock purchased and sold by the Fund during the 60-day period preceding the date of this Statement to which this Exhibit 1 is attached. Except as noted below, all purchases and sales were made through transactions effected on the Nasdaq National Market.

                                                  Price Per
                                                    Share
                                                 (exclusive
Date        Purchase/Sale    No. of Shares     of commissions)

11/17/97    Sale                10,000             $7.125
11/17/97    Sale                2,700               7.50
11/17/97    Sale                12,300              7.375
12/16/97    Sale                 1,000              3.75
1/8/98      Purchase*          500,000              4.00

______________
*	See Item 3 of this Statement.

Exhibit 2


JOINT FILING AGREEMENT

		This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the undersigned of shares of common stock of Nexar Technologies, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  January 20, 1998

                 ADVANTAGE FUND LIMITED



                 By:   /s/ A.P. de Groot
                     Name:  A.P. de Groot
                     Title:  President



                 GENESEE INTERNATIONAL, INC.



                 By:  /s/ Donald R. Morken
                     Name:  Donald R. Morken
                     Title:  President



                 /s/ Donald R. Morken
                    Donald R. Morken